AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2013

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements ("Interim Financial Statements") of Amarc Resources Ltd. ("Amarc", or the "Company") for the three months ended June 30, 2013, and the Company's audited financial statements for the year ended March 31, 2013 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless stated otherwise.

This MD&A is prepared as of August 15, 2013.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Investors Concerning Historical Estimates

This discussion includes a historical estimate for the Gnat deposit reported in a Canadian Stock Exchange Listing Statement in 1972, which was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such, Amarc is not treating it as current.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.2        OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing BC's next major metal mine.

LOCATION OF THE COMPANY'S MINERAL PROJECTS

YUKON
NORTHWEST TERRITORIES
CANADA
GALAXIE/GNAT JV
SILVER VISTA
ZNT JV
GALILEO
NEWTON
USA
Atlin
Taurus
Polaris Taku
Golden Bear
Dease Lake
Fort Nelson
GALAXIE/GNAT JV
Red Chris
Schaft Creek
Galore Creek
ALASKA
Cirque
Kemess
Eskay Creek
KSM
Brucejack
Tennyson-Tide
Premier
Stewart
BRITISH COLUMBIA
Fort St. John
SILVER VISTA
Bell
Granisle
Smithers
Mt. Milligan
ZNT JV
ALBERTA
Prince Rupert
Harmony
Buck
Equity Silver
Prince George
Huckleberry
Capoose
Blackwater
Cariboo-Barkerville
GALILEO
Gibraltar
Mt. Polley
Legend
Gold/Silver/Copper Deposit
Highway
Bella Coola
Williams Lake
NEWTON
Golden
New Prosperity
Bridge River
Maggie
New Afton
Kamloops
Highland Valley
Ajax
N
Slocan
Sullivan
Kelowna
Cranbrook
Hope
Hedley
Beaverdell
Myra Falls
Vancouver
Copper Mtn.
Rossland
0 100 200 Km
0 100 200 Miles
Victoria
USA

The Company is focused on mineral exploration in central and northern British Columbia ("BC") at the ZNT and Galaxie properties which are being explored under a joint venture agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain"); its 100%-owned Silver Vista silver-copper property; its 100%-owned Galileo property, located adjacent to New Gold's Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. The Company continues to monitor mineral developments throughout BC with a view to potentially making additional value-adding project acquisitions.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Amarc has the right to acquire up to a 60% interest in the ZNT and Galaxie properties, which hold significant exploration potential. At ZNT initial geochemical and geophysical surveys have defined a new and unusually strong silver and multi-element target for ground follow-up in 2013.

Integrated field surveys have on the Galaxie property identified new porphyry copper targets and a skarn silver target for follow-up. Of particular interest is the Hotai porphyry copper prospect where three discrete and large-scale Induced Polarization ("IP") geophysics chargeability anomalies lying beneath cover, which are co-incident with compelling magnetic features, have been defined. Targets have been prioritized for ground follow-up in 2013.

The Galaxie property also hosts the Gnat porphyry copper deposit where a historical estimate of an "Indicated Reserve" of 30 million tonnes grading 0.39% copper, based on drilling in the 1960s to 1970s, remains open to expansion. A first phase targeted two hole drill program to test newly identified potential extensions of the Gnat system to depth was completed in late December 2012. Although the drilling confirmed the presence of mineralization at depth returning intervals of, for example, 55.7 metres at 0.44% copper and 91.0 metres at 0.37% copper, the potential depth extension was found to be limited by a previously undefined fault. Integration of geological information and assay data received from the two 2012 drill holes with other exploration data will inform management's plans for further exploration of the Gnat deposit area.

Amarc has acquired a 100% interest in the MR Zone on the Silver Vista property which has the potential to host a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks and geochemical anomalies. Comprehensive geochemical and geophysical surveys have been completed by the Company over Silver Vista. Targets have been refined at the MR Zone, while elsewhere on the Silver Vista claim block additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization have been defined. Targets have been prioritized for ground follow-up in 2013.

Amarc's prospective 1,138 square kilometre Galileo claim package lies 16 kilometres west of New Gold's 9 million ounce-plus Blackwater gold deposit. Extensive airborne and ground-based IP surveys have identified four high quality anomalies potentially representing important sulphide systems for testing.

At the Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. Amarc has completed an initial mineral resource estimate based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012. It confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The ZNT Property

Amarc has a right to earn up to a 60% interest in the approximately 389 square kilometre ZNT project, which is located in central BC some 15 kilometres southeast of the town of Smithers. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. In late 2012, approximately 2,400 grid soil geochemical samples were collected and 20 line kilometres of IP ground geophysical surveying was completed. These initial exploration activities defined a new and unusually strong silver and multi-element-in-soils anomaly measuring 1.8 kilometres by 1.2 kilometres, within a more extensive and open ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP geophysical chargeability anomaly potentially indicating the presence of an important scale mineralizing system. Targets have been delineated for ground follow-up in 2013. A drill permit is in hand.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

The area of the ZNT property is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Houston to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

The team is actively working to establish positive relationships with local First Nations and other communities in the area of ZNT.

The Galaxie Property

Amarc has a right to earn up to a 60% interest in the approximately 1,200 square kilometre Galaxie property, located in northern BC. The Galaxie property holds significant exploration potential, and includes the Gnat porphyry copper deposit.

Geologically the Galaxie property is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources. These include the Red Chris porphyry deposit, located 42 kilometres south of Galaxie, with Proven and Probable Reserves of 302 million tonnes grading 0.36% copper and 0.27 g/t gold (Imperial Metals, November 2010), and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits.

In late 2012, exploration programs over five precious and base metal targets were completed. Integrated field surveys included the collection of 6,155 grid soil geochemical samples and completion of approximately 290 line kilometres of IP geophysical surveys. Several porphyry copper targets and a silver skarn target have been prioritized for ground follow-up. Drill permits are in hand.

Of particular interest are the Hotai and Hu porphyry copper and the Silver Lode skarn silver targets. The Hotai prospect, located in the southern part of the Galaxie property, is largely covered by glacial sediments. Three discrete and large-scale IP chargeability anomalies lying beneath cover have been defined. The southern most of these chargeability anomalies occurs over 750 metres by 1,700 metres and is coincident with a positive magnetic feature. The second chargeability target to the north measures approximately 1,100 metres by 1,700 metres and is coincident with a pronounced annular magnetic high feature with a central magnetic low, a type of magnetic feature that is classically associated with porphyry copper deposits. In addition, a third potential mineralized system occurs to the northeast of these two target areas, where a significant copper and multi-element-in-soils anomaly exists over 1,000 metres by 1,750 metres. This target is associated with a strong IP chargeability anomaly. Ground follow-up of the Hotai targets is planned for 2013.

At Hu, located in the northwest portion of the Galaxie property, a copper and multi-element-in-soils anomaly is coincident with a 750 metre by 1,200 metre IP chargeability anomaly. Chalcopyrite-rich veins hosted by andesitic volcanics rocks have been observed along the flanks of the anomalous zone. Ground follow-up of the Hu target is planned for 2013.

Finally, at the Silver Lode target area, located approximately eight kilometres north of Hotai, a significant and coincident geochemical-geophysical anomaly has been identified, again covered by glacial debris. An IP chargeability anomaly approximately 500 metres in diameter is associated with exceptionally strong silver concentrations in stream sediment geochemical samples, as well as a significant silver and multi-element-in-soils anomaly over the target. Outcrop in the general area indicates a broad zone of skarn-altered calcareous volcaniclastic and sedimentary rocks. A broad IP chargeability feature lying under cover, continues southward from the Silver Lode skarn target for some two kilometres and may represent an extension to the known skarn target. Ground follow-up of the Silver Lode target is planned for 2013.

In addition, historical exploration at Galaxie, including geological, geochemical and geochemical surveys, as well as trenching and drilling, identified several copper occurrences, including the Gnat porphyry deposit. A historical estimate for the Gnat porphyry deposit comprising "Indicated Reserves" of 30,387,850 tonnes grading 0.39% copper, including 20% dilution by wallrock grading 0.15% copper, was completed by Lytton Minerals Ltd. in 1972. This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Information from the historical drilling of the Gnat deposit area illustrates that the copper mineralization potentially remains open to expansion, including to depth. An Induced Polarization ("IP") ground geophysical survey completed during 2012 over the immediate deposit area, combined with the re-logging of historical drill core, has refined targets. A first phase drill test of this target, comprising 1,164 metres in two drill holes was completed in late 2012. Significant intercepts from the two drill holes completed are summarized in the Table of Assay Results below.

GNAT DEPOSIT
TABLE OF ASSAY RESULTS

Drill Hole ID	Including	From (m)	To (m)	Int. (m)	Cu %	Au (g/t)	Ag (g/t)
GT12001		44.0	73.0	29.0	0.31	0.02	0.7
		95.0	244.0	149.0	0.28	0.02	0.2
	incl.	181.3	244.0	62.7	0.37	0.03	0.2
		360.0	415.7	55.7	0.44	0.02	1.1
		487.0	508.2	21.2	0.35	0.06	0.9
GT12002		41.0	68.0	27.0	0.20	0.10	0.1
		94.0	185.0	91.0	0.37	0.04	0.7
	incl.	152.0	185.0	33.0	0.52	0.03	0.7

Notes
Widths reported are drill widths, such that true thicknesses are unknown.
All assay intervals represent length weighted averages.

Hole GT12001 encountered mineralization below the historical resource, including 55.7 metres grading 0.44% copper intercepted from 360.0 metres below surface. Located in the northern sector of the Gnat deposit, hole GT12001 indicates the potential to extend the known porphyry copper system to the west and northwest, and to depth.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Geological information from GT12002 drilled to test the southern sector of the deposit to depth indicates that mineralization is limited vertically by a previously undefined fault, which has brought older mineralized rocks over younger unmineralized rocks. The technical team is currently integrating geological information and assay data received from the initial two drill holes with other exploration data to inform management's plans for further exploration of the Gnat deposit area.

The Galaxie Project is located some eight kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry. The district is well served by an existing transportation system, a developing power infrastructure, and a skilled workforce. Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit, which is located in an area of flat to gently rolling topography. Construction of BC Hydro's $700-million Northwest Transmission Line project has commenced, which is to include a new 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 kilometres by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect in early 2014 to the Red Chris copper-gold porphyry mine development project located 42 kilometres south of Galaxie.

The team is actively working to establish positive relationships with local First Nations and other communities in the area of Galaxie.

Galaxie and ZNT Properties Agreement

The Company entered into a Letter Agreement with Quartz Mountain dated effective November 1, 2012 ("Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"), located in northern and central BC. Quartz Mountain is publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement Amarc acquired an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain (completed), and by funding an additional $1 million in exploration expenditures relating to the Galaxie property prior to December 31, 2012. On December 31, 2012, the jointly controlled "Galaxie ZNT Project" was formed, in which Amarc obtained an initial ownership interest of 40%. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong drill targets.

Under the terms of the Letter Agreement, Amarc had an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1 million of exploration expenditures on or before September 30, 2013. On June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project will be divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement.

Under the Amendment, Amarc has an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively.

Amarc has been appointed manager of both joint ventures.

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under a convertible debenture security issued to a former owner of the Gnat property. The Gnat property is subject to a 1% net smelter returns royalty, capped at aggregate payment of $7.5 million, retained by an arm's length party.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Effective July 17, 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture whereby, among other things, the amount of the debenture was reduced to $600,000, the interest rate was increased to 10%, and the maturity date was extended to October 31, 2014.

Hotai Property Agreement

In July 2012, Quartz Mountain, through a mineral property sale and purchase agreement, acquired a 100% interest in nine mineral claims covering approximately 38 square kilometres that are adjacent to, and now form part of the Galaxie Project (the "Hotai Claims") from Crucible Resources Ltd. and Michael Rowley (together, the "Hotai Vendors") (the "Hotai Agreement") dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1.

on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2.	on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3.	on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur staged expenditures on the Hotai Claims of at least $1 million prior to August 23, 2015. Quartz Mountain is also required to pay the Hotai Vendors a 2% NSR royalty on the Hotai Claims, up to a maximum of $5 million and with an option to buy out 50% of the royalty in consideration for a cash payment of $1 million.

Under the terms of the Galaxie Joint Venture and in order to maintain its interest, Amarc is liable for its proportional share of any cash payments and share issuances incurred after November 1, 2012.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicates the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks.

Results from comprehensive geochemical surveys over the MR Zone have defined a strong silver with copper-in-soils anomaly, which now extends over an area of approximately 1.2 kilometres by 1.4 kilometres. This expanded target area includes a 600 metre long zone of known mineralization defined by historic drilling that remains open laterally and to depth. Targets have been delineated and prioritized for ground follow-up in 2013. A permit to trench and drill is in hand.

The historical drilling, located at the northern end of the MR Zone, resulted in nine of 14 shallow core holes drilled, intercepting significant intervals of disseminated silver and copper mineralization (reported to be native silver and chalcocite) hosted by sedimentary rocks. Intercepts included 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper; 45.5 metres at 45.4 g/t silver and 0.06% copper; and 63.1 metres at 40.1 g/t silver and 0.11% copper. In addition, some of the holes bottomed in mineralization.

In 2012, Amarc completed 2,700 line kilometres of helicopter-borne magnetic geophysical surveys, 700 silt geochemical samples, 175 rock geochemical samples and approximately 6,700 grid soil geochemical samples over both the MR Zone and the 720 square kilometres of mineral claims in the Silver Vista region.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

The Company believes that Silver Vista has potential to host important bulk tonnage silver mineralization, similar to the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website).

Elsewhere on the Silver Vista claim block, geophysical and geochemical surveys have defined additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization. Targets have been prioritized for ground follow-up in 2013.

The Silver Vista property is located approximately 55 kilometres northeast of the town of Smithers, and 300 kilometres northwest of northern BC's regional hub city of Prince George. The project is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Smithers to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of the Silver Vista Property.

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Babine North Property Agreement

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. The Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares in its capital, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.

The mineral claims as defined in the Babine North Property Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%). The remaining 1% of the royalty is capped at $5,000,000.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,400 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

At the Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit, an initial 700 metre diamond drill program completed last year tested a three square kilometre chargeability anomaly defined by IP ground geophysical surveys. The drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Indicated Resources of 230 million tonnes at an average grade of 0.96 g/t gold containing 7.1 million gold ounces; and Inferred Resource of 98 million tonnes at an average grade of 0.77 g/t gold containing 2.4 million gold ounces; New Gold news release June 18, 2012).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its Blackwater District Properties.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately 5 square kilometre Franklin exploration property. The Franklin property lies 17 kilometres north of the Blackwater deposit.

Franklin Agreement

Amarc holds 100% of the mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance of 10,000 common shares.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. The Blackwater South property, which lies directly to the south of Silver Quest's 3T's vein gold deposit, is included within Amarc's 100% owned Galileo Property.

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. To June 30, 2013, the Company had made cash payments of $15,000, issued 60,000 common shares, and had incurred at least $100,000 in exploration expenditures.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

The mineral claims as defined in the Blackwater South option agreement are subject to a 2% NSR to be retained by the Optionor. By making a cash payment of $1 million at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5 million.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit since that time.

An initial mineral resource estimate announced in September, 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive plus-seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating high potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million program and budget was approved by the Newton Joint Venture in relation to the ongoing delineation drilling.

On March 1, 2012, Newton Gold ceased funding the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Tulox Property for consideration of 1,525,000 Tulox common shares and by incurring $1 million in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1 million in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was amended in December 2011 and further amended in January 2013. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending a total of $2,000,000 in exploration expenses on the Tulox Property and issuing a total of 2,200,000 common shares in its capital to Amarc in tranches ending December 2015.

To March 31, 2013, the Company had received $10,000 cash and 1,225,000 common shares (775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement).

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Tulox Property. In addition, the Company has a "back–in right" whereby the Company can acquire a 60% interest in the Tulox Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10 million of exploration expenditures. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Market Trends

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$3.00/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz. and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,180/oz.

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz. Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013 (to August 15, 2013)	3.38/lb	1,466/oz	25.35/oz

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly Results	Fiscal Quarter Ended
	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2013	2013	2012	2012	2012	2012	2011	2011
Exploration and evaluation (i)	$343	$2,592	$760	$2,333	$2,737	$2,345	$2,564	$1,417
Administration	337	401	425	498	499	615	414	412
Share-based payments	54	58	55	155	165	169	172	458
Other items (ii)	(13)	(13)	(24)	(44)	(171)	(239)	(307)	(265)
Net loss	721	3,038	1,216	2,942	3,230	2,890	2,843	2,022
Other comprehensive loss (income) (iii)	2	9	(20)	6	60	97	(1)	(64)
Comprehensive loss	$723	$3,047	$1,196	$2,948	$3,290	$2,987	$2,842	$1,958

Basic and diluted loss per share	$0.01	$0.02	$0.01	$0.02	$0.02	$0.03	$0.03	$0.02
Weighted average number of common shares outstanding (millions)	138.6	138.6	138.6	138.6	138.6	112.7	102.7	102.7

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.
(ii)

Includes interest income, interest expense, flow-through share premium, gain on disposition of available-for-sale financial assets, operator's fees, tax on flow-through shares and foreign exchange loss (gain).

(iii)	Includes revaluation of available-for-sale financial assets and change in fair value of available-for-sale financial assets transferred to gain upon disposition

Exploration and evaluation ("E&E") expenses have fluctuated from quarter to quarter. Beginning in the September 2011 quarter up until the end of the September 2012 quarter, the Company was heavily engaged in its exploration programs for its various properties. E&E expenses in the March 2013 quarter include $2.26 million spent to earn a 40% interest in the Galaxie ZNT Project and related properties. Other than this amount, during the last three quarters, there has been a decline in E&E activities as part of the Company's cash conservation efforts.

Administration expenses have declined over the last several quarters, coinciding with the decrease in E&E activities. However, certain administrative costs still need to be incurred regardless of the level of E&E activity.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The share-based payments expense recognized during the September 2011 quarter relates to share purchase options issued mainly to employees and directors of the Company during that quarter. In subsequent quarters, the trend in share-based payments represents amortization of the fair value of these share purchase options.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.5        RESULTS OF OPERATIONS

The Company recorded a net loss of $721,105 during the June 2013 quarter, compared to a net loss of $3,229,594 during the June 2012 quarter. The decrease in net loss was mainly due to decreased exploration activity during the June 2013 quarter.

	Three months ended
	June 30,

	2013	2012	Discussion

Exploration and evaluation	$ 343,187	$ 2,737,089	During the June 2012 quarter, the Company directed its exploration activities primarily towards the Newton and Blackwater properties.

			During the June 2013 quarter, exploration activity was reduced as part of the Company's cash conversation efforts. Refer to the tables below for a breakdown of exploration and evaluation expenses.

Administration	337,087	498,308	During the June 2013 quarter, there was a decline in administration costs commensurate with decreased exploration activity.

Share-based payments	54,099	165,265	The decrease in share-based payments expense was due to the fair value amortization of a fewer number of share purchase options compared to the June 2012 quarter.

Interest income	(18,268)	(40,417)	The decrease was due to a lower average cash balance on hand and lower interest rates during the quarter.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Exploration and evaluation expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended June 30, 2013 and 2012:

	Three months ended June 30, 2013
						General
						exploration
	Blackwater	Newton	Galaxie	ZNT	Silver Vista	and other(i)	Total
Assays and analysis	$912	$–	$645	$112	$613	$517	$2,799
Drilling	–	–	–	–	–	–	–
Equipment rental	–	2,481	–	–	3,375	–	5,856
Geological	1,853	20,031	11,163	3,989	38,667	191,421	267,124
Graphics	–	–	2,108	442	–	21	2,571
Helicopter	–	–	–	–	–	–	–
Property costs and assessments	–	–	–	–	–	–	–
Site activities	–	18,518	138	90	19,771	255	38,772
Socioeconomic	1,634	15,234	303	856	2,713	1,586	22,326
Travel and accommodation	–	2,603	–	–	1,082	54	3,739
Total	$4,399	$58,867	$14,357	$5,489	$66,221	$193,854	$343,187

	Three months ended June 30, 2012
				General
				exploration
	Blackwater	Newton	Silver Vista	and other(i)	Total
Assays and analysis	$49,962	$228,865	$–	$426	$279,253
Drilling	112,244	746,790	–	–	859,034
Equipment rental	15,225	111,332	–	–	126,557
Geological	235,856	402,586	935	(356,276)	283,101
Graphics	213	2,848	213	854	4,128
Helicopter	114,082	–	–	–	114,082
Property costs and assessments	190	–	–	13,900	14,090
Site activities	179,780	673,697	–	1,590	855,067
Socioeconomic	75,038	64,489	–	17,486	157,013
Travel and accommodation	12,579	29,591	728	1,866	44,764
Total	$795,169	$2,260,198	$1,876	$(320,154)	$2,737,089

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Administration expenses

Administration expenses decreased during the June 2013 quarter compared to the June 2012 quarter, which is in line with the decrease in exploration activities during the June 2013 quarter.

The following table provides a breakdown of administration expenses incurred during the three months ended June 30, 2013 and 2012:

	Three months ended June 30,
	2013	2012
Depreciation	$91	$145
Legal, accounting and audit	2,574	2,056
Office and administration	276,625	430,911
Shareholder communication	44,174	45,649
Travel	7,152	16,742
Trust and filing	6,471	2,805
Total	$337,087	$498,308

1.6        LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at June 30, 2013, the Company had working capital of $5.1 million compared to working capital of $5.6 million as at March 31, 2013. The decrease in working capital since March 31, 2013 is mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

Other than an obligation to pay its proportionate share of the Quartz Mountain debenture ($600,000 x 40%), the Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

A summary of the Company's cash flows is as follows:

	Three months ended June 30
	2013	2012
Net cash used in operating activities	$(369,161)	$(4,235,605)
Net cash provided by investing activities	18,268	29,603
Net cash used in financing activities	(10,315)	–
Net decrease in cash and cash equivalents	$(361,208)	$(4,206,002)

Operating activities	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities.

Investing activities	During the June 2013 and 2012 quarters, the Company received interest on funds held with financial institutions.

Financing activities	During the June 2013 quarter, the Galaxie ZNT Project paid interest on its debenture, of which the Company recognized its 40% share of the payment of approximately $5,200.

1.7        CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in the accompanying unaudited condensed interim financial statements as at and for the three months ended June 30, 2013, which are publicly available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the accompanying unaudited condensed interim financial statements as at and for the three months ended June 30, 2013, which are publicly available on SEDAR at www.sedar.com.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balances due to related parties, and debenture approximate their fair values due to their short-term nature.

1.15      OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.15.2   DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	138,624,061

Number of share purchase options outstanding	5,329,700

Number of share purchase warrants outstanding	15,213,883

1.15.3   INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4   DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.15.5   LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

  the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

  metal prices, which may be volatile, and are highly cyclical; and

  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

  the progress of ongoing exploration and development;

  the results of consultants' analyses and recommendations;

  the rate at which operating losses are incurred;

  the execution of any joint venture agreements with strategic partners; and

  the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2013

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.